UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK plc (the 'Company')
Vesting of 2023 Performance Share Plan Award

This notification sets out the vesting details of a conditional share award made under the GSK 2017 Performance Share Plan ('PSP') to the Chief Financial Officer (CFO) on 27 April 2023 upon her joining GSK as CFO Designate.

Following the third anniversary of the grant, this 2023 PSP award has now vested on the same basis as the 2023 PSP awards which vested on 13 February 2026, with 82% vesting and 18% lapsed. Details of the performance measure outcomes and vesting levels are set out in the announcement of 17 February 2026.

For the CFO, the vested shares are subject to an additional two-year holding period.

The notification that follows details the number of shares that vested under this 2023 PSP award for the CFO, including dividends accrued, on 27 April 2026. The balance of the award has lapsed.

The closing price of Ordinary Shares of GSK plc on the vesting date was £20.16.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Julie Brown
b)	Position/status	Chief Financial Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GSK plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 31 ¼ pence each ('Ordinary Shares') ISIN: GB00BN7SWP63
b)	Nature of the transaction	The vesting of awards granted in 2023 under the Company's 2017 Performance Share Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	243,880

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2026-04-27
f)	Place of the transaction	N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: April 28, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc